UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES FINALIZATION OF NEGOTIATIONS ON 1-BILLION-DOLLAR SYNDICATED
LOAN AGREEMENT WITH INTERNATIONAL LENDERS

Moscow, Russia – December 03, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces reaching agreement to extend the grace period and maturity of its USD 1 billion syndicated facility to the end of
2014 and 2016 respectively.

The process was coordinated by ING Bank N.V., Societe Generale and VTB Capital.
The agreement was signed on behalf of a syndicate of leading international banks, including ABN Amro, BNP Paribas, Caterpillar Financial Services
Corporation, Commerzbank Aktiengesellschaft, ICBC (London) plc., ING Bank N.V.,
Natixis, Raiffeissen Bank International AG, Societe Generale, UniCredit,  VTB.
The borrowers under the agreement are Mechel’s main mining division enterprises
—Yakutugol Holding Company OAO and Southern Kuzbass Coal Company OAO.

 “The agreement reached with our international syndicate will ensure Mechel a more stable financial environment, allowing us to continue implementing our financial strategy of lengthening the maturity profile of our debt portfolio and reducing leverage through the disposal of non-core assets. This will enable us to successfully pass the commodity price depression. Additionally, it will greatly ease the pressure on Mechel’s cashflow in the next 12 months, moving approximately US$ 600 million of repayments from 2013-2014 to 2015-2016” Mechel
OAO’s Chief Financial Officer Stanislav Ploschenko said.

***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
Ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 3, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO